HAPTECH HOLDINGS INC.

Vibration to Amplify Your Senses and Mood



haptechholdings.com   Los Angeles, CA   📷

Highlights

1 On the forefront of audio-haptic development, pioneering innovative uses of vibrational frequencies

2 Owns 16 patents allowing for 360-degree audio-haptic feedback

3 Sia became a significant investor

4 Established partnerships with leading research hospitals, universities, and government organizations

5 Fully immersive entertainment & healthcare solution

6 Has met every benchmark since inception

7 Potential collaborative relationships under discussion: Sony, Apple, Meta, and Gaming accessory co's

8 Work with 3000 mental health providers with over 40,000 patients

Featured Investors

 **Sia** Follow

Sia is a multi-platinum, Grammy-nominated recording artist known for her captivating vocals and genre-defying music. Her chart-topping hits have solidified her status as one of the most influential and successful singers of her generation.
siamusic.net

"I'm gonna live like tomorrow doesn't exist."

 **Kenneth Willman** Follow   Invested $135,000 ⓘ
Syndicate Lead

"HapTech Holdings stands on the verge of commercializing its patented audio haptic technology to provide enhanced user experiences in gaming and other forms of entertainment while continuing to provide critical mental health training and services (already revenue generating) focused on addressing trauma and addiction. HapTech Holdings is also leveraging its widening range of healthcare relationships to explore the efficacy of using its technology to treat or enhance the treatment of other neurological conditions. Over the past two years of getting to know the co-founders, being an advisor to the company since early 2023, and deciding to invest in the company, I have come to admire their depth of knowledge, work ethic, commitment to commercial success, and dedication to using HapTech's products, service, and technology to achieve the dual objectives of enhancing and energizing positive experiences and alleviating suffering."

Our Team

 **Brent Williams** CEO & Co-Founder

Global executive leader with 20+ years of expertise within the consumer goods sector. My experience includes senior leadership roles developing and integrating business operations, M&A, infrastructure, technology, and the scaling of revenues.



Stephen Dansiger Co-Founder and Head of Health & Wellness

Built health biz plan. Led friends/family rounds. Author of six books. Thought/Action Leader: Mindfulness/EMDR. Doctorate in Psych. MA Health Care Innovation @ Penn. Music: CBGB and Max's Kansas City late 70s, dozen recordings/touring over 20 year career.



Chris Long Chief Financial Officer

Experienced finance professional, CFO at previous startup which developed the technology, over 30 years in investment management, and former bandmate of the inventor of this technology.



Tom Moyland Chief Architect

20-year Silicon Valley veteran deeply motivated and focused on bringing hardware products to market, emphasizing end-to-end product design and product launch.

Let Music Heal You, Feel Like You Are Part of the Game





AUDIO INTO VIBRATIONS YOU CAN FEEL FROM YOUR FEET THROUGH YOUR ENTIRE BODY. THE TECHNOLOGY PROVIDES NUMEROUS REAL-WORLD HEALTH AND WELLBEING APPLICATIONS AS WELL AS MULTIPLE ENTERTAINMENT USES. THE RESULT ALLOWS USERS TO EXPERIENCE SYNCHRONIZED, TACTILE SOUND AND VIBRATION DRIVEN FROM AN AUDIO SOURCE. WE INTEND TO LEVERAGE THIS TECHNOLOGY IN BOTH THE ENTERTAINMENT AND HEALTHCARE MARKETS

HTH: TARGET MARKETS

- **Entertainment:**
  - Music: Improved immersion and enhanced experience for all things audio, including streaming, live entertainment, and home entertainment systems
  - Gaming: enhanced experience and IRL feeling of game playing for console gameplay, PC, and Mac gamers
  - Live Entertainment: live theater & live immersive events, for increased audience experience of feeling and intensity from the show

- **Health & Wellness:**
  - EMDR Therapy partners via Start Again Associates (an HTH subsidiary)
  - PTSD, Anxiety, & Trauma Focused Treatments (VA, Wounded Warriors Project, other medical institutions & recovery centers)
  - Wellness centers, Corporate retreat centers, and Spas
  - Sensory rooms for Stress management and anxiety reduction (universities and schools initially)









HTH ORG CHART



Brent Williams
CEO & Co-Founder
Dr. Steve Dansiger, Co-Founder & Head of Health & Wellness Partnerships & Innovation
Chris Long
CFO
Tom Moyland
Chief Architect
Michael Casalino
Brand Strategy Lead
Owen Reid
Sr. Product Developer
Jens Jonason
Sr. Director of UX

HTH: KEY ACHIEVEMENTS

- Company has met every benchmark since inception in 2022 including:
  - Gen2 development of the technology, sampling, and testing (both H/W & S/W)
  - Formulated sales pipelines & key relationships in music, gaming, live theater, and the health & wellness markets.
  - Supply chain set-up with key manufacturing & distribution partners
  - Studies completed that include proof of concept in health & wellness treatments leveraging the technology with several mental and/or physical diagnosis
- Built Core Infrastructure (HTH team + Key advisors & partners)
- Successful development & test of Gen2 samples (insoles, sandals, and pedastals)
- New Patent for "The Puck" (a connector device); all other patents maintained and in good standing
- Website Build Complete
- Several pilot studies completed with key medical treatment facilities (Trauma and Addiction Recovery, Stress and Anxiety Reduction, and Improved Motor Skills for Parkinson's and Traumatic Brain Injury Patients)

HTH: CURRENT POINTS OF FOCUS



- StartAgain Associates (SAA) Integration: Training, Consultation and Sales Pipeline in Mental Health and Wellness Care

- Create WebStore: Q3'2024

- Marketing & Influencer Partnerships

- Continued Studies for Health Applications

- Launch of Gen2 product to market: Q3'24

- HTH Partnerships: Key Focus throughout 2024
  - Sales Pipeline Partnerships (Key Focus in Q2/Q3'24)
    - Wholesale (Dream Team partnership)
    - Licensing with Gaming Accessories Companies (thru established gaming partners)
    - Live Theater & Entertainment partnerships (thru established marketing agency)
    - Health & Wellness Centers (thru subsidiary SAA)

ENTERTAINMENT PARTNERSHIPS:





- Dream Team: Wholesale Sales & Biz Dev Consultants
- The Situation Group: Live Theater Marketers (On and Off Broadway)
- Sia
  - Strategic Investor
  - Millions of followers and fans
  - Personal passion for Health & Wellness
- Currently Working Toward Gaming Console Partnerships

PRODUCT DEVELOPMENT



OUTLINE OF:
- ☐ GEN2 DEVELOPMENT
- ☐ FORM FACTORS & GO TO MARKET PRODUCT
- ☐ PRODUCT ROADMAP (TIMELINE AND BENCHMARKS)

GEN2: FORM FACTORS









GEN2: SYSTEM BLOCK DIAGRAM




Audio Monitor
BLE Audio (Wireless)
AURACAST
Audio Source
DSP
Audio Destination
Vibrating
Driver
BLE Audio (Wireless)
USB Type C-Audio (Wired)
USB
iOS or Android
USB Type C-Audio to BLE Audio Bridge ("Puck")
AURACAST
AURACAST

GEN2: Piezo and eTextile Materials

UC San Diego

- Piezo material is a material that generates an electrical charge from applied pressure, eliminating a need for an external power source. (exclusively licensed from UCSD)
- Invented & patented by Professor Don Sirbuly at UCSD.
- Applications for Insole:
  - Pressure sensor (foot detection) replaces need for a power button.





LOOMIA

- An eTextile that is conductive, washable, and flexible.
- Applications for Insole.
  - Wireless charging antenna
  - Replace wired interconnections



GEN2: KEY IMPROVEMENTS

- Uses BLE Audio (an industry standard) and Auracast as the core wireless audio platform
- Fewer components in a smaller form factor allowing more efficient (i.e., lower power) processing at a lower cost.
- Supports multiple transducers with different geometries in a smaller package (i.e., insole), allowing for improved audio tactile sensation.
- Availability of new materials (Piezo & eTextile) eliminates significant blockers to licensing opportunities (no physical charging port, no physical on/off switch)

PRODUCT ROADMAP


Wireframe for Mobile App (iOS)
Gen2 Launch: Insole, Pedestals & Puck
Slide Launch
FloorMat Launch
WebSite Launch
Insole Sample Run
Q1'24
WebStore Launch
Q3'24
Q1'25
Gen2 PoC Tested
Studies with Gen1 products
Licensing Engagements

HEALTH & WELLNESS STUDIES


Anxiety
Feb'24
Parkinsons Treatment
Feb'24
TBI
Mar'24
Chronic Pain
Mar/Apr'24
Migraine
Q2'24
Acute Pain
Q2'24
ROOTS
NY TBI Center
Advocate Health Care
Atrium Health

HTH SALES: ROUTE TO MARKET

- Entertainment:
  - Direct To Consumer (DTC)
  - Wholesale
  - Licensing
- Health:
  - Current Partnerships and relationships thru SAA
  - Leveraging of Research & Study Partnerships
  - Audio-therapy partnerships

ROUTE TO MARKET: HTH ENTERTAINMENT

- DTC (HTH WebStore) Early Q3'24
- Social Media & Marketing Partnership for Live theater representation. Targeted Timeline: Q1'25
- Dream Team: Wholesale Reps
  - Best Buy US & Canada
  - GameStop
  - Guitar Center
  - Apple
- Licensing opportunities with Gaming accessory companies (GRT Racing & SkyTech Sports)
- Spatial Audio Market

• PARTNERSHIP WITH GAMING CONSOLES

ROUTE TO MARKET: HTH HEALTH



- LETTERS OF INTENT & PURCHASE ORDERS WITH INSTITUTIONS THROUGH SAA PARTNERSHIPS & RELATIONSHIPS

- EXPANSION TO UK THROUGH IRELAND OFFICE (HEALTH CENTERS AND UNIVERSITIES)

- LEVERAGE STUDY RESULTS AND PAPERS FROM HEALTH RESEARCH AND PROOF OF CONCEPT (BENEFITS OF TECH TREATMENT)

- LEVERAGE RELATIONS WITH MENTAL HEALTH AUDIO-TECH COMPANY: (3,200 PROVIDERS WITH 40,000 PATIENTS BUILT IN)

MARKETING STRATEGY



- OUTREACH TO CURRENT PARTNERS IN HEALTHCARE IN THE EMDR AND GENERAL THERAPY COMMUNITIES (SAA)
- CELEBRITY OUTREACH: SIA (8.3M IG FOLLOWERS) AND OTHERS IN DEVELOPMENT
- 30,000 PERSON EMAIL LIST FROM ACQUIRED COMPANY
- INFLUENCER REACH (TARGETED MICRO-INFLUENCERS IN GAMING AND MENTAL HEALTH)
- PARTNER WITH E-SPORTS TEAMS
- LEVERAGE LICENSING PARTNERS SOCIAL MEDIA REACH
- LIVE THEATER PARTNERS AND CORPORATE SPONSORS

HTH: FINANCE RECAP & POTENTIAL MARKETS



- USE OF FUNDS FROM WEFUNDER RAISE
- POTENTIAL ADDRESSABLE MARKETS IN ENTERTAINMENT AND HEALTH

Use of Funds



Initial Use of funds planned for:

Research & Development


6.9%
8.6%
9.2%
21.4%
53.9%
Research & Development
Team hires
Inventory & Production
Sales & Marketing
WeFunder Fee

- Research & Development
- Team hires

Spending in the Second Half of 2024 will be skewed towards:

- Production / Launch
- Sales & Marketing

MARKET STATS & ASSUMPTIONS (HEALTH):

Initial Market: EMDR Certified Clinicians:
Over 100,000 clinicians throughout the world use EMDR

Bringing us into:
6,146 Hospitals in US
14,500 specialized drug treatment facilities
10,000 state/county affiliated mental health treatment centers
Total number of mental health practitioners in US 1,745,000


Global Wearable Technology Market
Size, by Product, 2022-2032 (USD Billion)
Wrist-Wear
Eyewear & Headwear
Footwear
Neckwear
Body-wear
The Market will Grow At the CAGR of: 14.6%
The forecasted market size for 2032 in USD: $231 B
market.us

MARKET GROWTH



Wearable Tech Market: $94B By 2025

Telemedicine: $175B By 2026

Digital Health: $700B By 2025

Based on chart above, the Footwear category alone is estimated at $12-$15B by 2026

According to Statista, the size of wearable medical device market is expected to be $84B globally by 2026

MARKET STATS & ASSUMPTIONS (ENTERTAINMENT):


Spotify at 15:
Half a Billion Users, 220M Subs
Spotify's worldwide monthly active users and premium subscribers
Monthly active users
Premium subscribers
600M
400M
200M
0M
2011
2013
2015
2017
2019
2021
'23
Spotify was launched in several European countries on October 7, 2008. The service was launched in the U.S. in July 2011.
Jun '23 551M
Jun '23 220M
Source: Spotify
statista


Gamers By Region
Region
Number of Gamers

BOARD & ADVISORY TEAM



Kenneth Willman
Board Member; Investor; Advisor



Yasmine Van Wilt
Chief Science Advisor



Dr. Alan Ettinger
Advisor; Health Studies & Medical Lead



Rich Keller
Advisor, Grammy Award Winning Sound Engineer



Roshni Chabra
Investor; Advisor; HTH Chief Clinical Officer; SAA



Anita Waxman
Investor, Advisor, and Partnership Development (HTH); Co Founder & Director, Ceras Health



Paddy Creedon
Advisor; International Sales/Business Development Ireland



HAPTECH HOLDINGS, INC.

THANK YOU,
THE HTH TEAM
www.haptechholdings.com

BRENT L. WILLIAMS
CEO & CO-FOUNDER

DR. STEPHEN DANSIGER
CO-FOUNDER & HEAD OF HEALTH &
WELLNESS PARTNERSHIPS